Exhibit 99.1

Media Release

May 9, 2019

TELUS announces election of directors

All resolutions at annual meeting approved by large majority

Vancouver, B.C. — TELUS Corporation (TELUS) (TSX: T, NYSE: TU) announced today that the nominees listed in the Company’s 2019 information circular were elected as directors of TELUS. The detailed results of the vote for the election of directors held at TELUS’ Annual General Meeting on May 9, 2019 (the Meeting) are set out below.

Each of the following 13 nominees proposed by management was elected as a director of TELUS:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
R.H. (Dick) Auchinleck	320,380,106	98.66%	4,358,256	1.34%
Raymond T. Chan	323,882,251	99.74%	828,170	0.26%
Stockwell Day	323,323,854	99.56%	1,414,200	0.44%
Lisa De Wilde	323,460,686	99.61%	1,277,676	0.39%
Darren Entwistle	324,209,730	99.84%	528,895	0.16%
Mary Jo Haddad	320,791,889	98.79%	3,939,388	1.21%
Kathy Kinloch	266,603,788	82.11%	58,099,161	17.89%
Christine Magee	323,278,530	99.57%	1,408,591	0.43%
John Manley	321,436,656	99.00%	3,250,465	1.00%
Claude Mongeau	323,332,783	99.58%	1,354,338	0.42%
David Mowat	324,227,043	99.86%	460,078	0.14%
Marc Parent	321,675,079	99.07%	3,012,042	0.93%
Denise Pickett	323,354,840	99.59%	1,332,544	0.41%

All matters voted on at the Meeting were approved as follows:

Matter	Votes For	% Votes For	Votes Withheld / Against	% Votes Withheld / Against
Appointment of auditors	329,155,443	99.63%	1,221,180	0.37%
Advisory vote to accept TELUS’ approach to executive compensation	295,129,008	91.05%	29,022,771	8.95%
Ratification and confirmation of the new shareholder rights plan	295,354,089	91.70%	26,725,410	8.30%
Approval of the restricted share unit plan	289,734,112	89.38%	34,411,361	10.62%
Approval of the performance share unit plan	290,130,691	89.51%	34,014,875	10.49%

Final voting results on all matters voted on at the Meeting will be published shortly on www.telus.com/agm, and filed with the Canadian and U.S. securities regulators.

About TELUS

TELUS (TSX: T, NYSE: TU) is one of Canada’s largest telecommunications companies, with $14.5 billion of annual revenue and 14.0 million subscriber connections, including 9.7 million wireless subscribers, 1.9 million Internet subscribers, 1.2 million residential voice and 1.1 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment, video and home and business security. TELUS is also Canada’s largest healthcare IT provider, and TELUS International delivers business process solutions around the globe.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed over $690 million to charitable and not-for-profit organizations and volunteered more than 1.3 million days of service to local communities since 2000. Created in 2005 by President and CEO Darren Entwistle, TELUS’ 13 Canadian community boards and five International boards have led the Company’s support of grassroots charities and have contributed $72 million in support of 7,000 local charitable projects, enriching the lives of more than 2 million children and youth, annually. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com

Media relations

Francois Gaboury

(438) 862-5136

Francois.Gaboury@telus.com